B2GOLD CORP.
Management's Discussion and Analysis
For the quarter ended September 30, 2026

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 4, 2026. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2026, and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

This MD&A and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. or its subsidiaries, are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

OVERVIEW

B2Gold Corp. ("B2Gold" or the "Company") is a Vancouver-based gold producer with four operating mines: the Fekola Complex in Mali ("Fekola"), the Goose Mine in Canada ("Goose"), the Masbate Gold Project in the Philippines ("Masbate") and the Otjikoto Mine in Namibia ("Otjikoto"). The Company also owns the Gramalote Project in Colombia ("Gramalote"). The Company holds an approximately 28% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in several countries including Canada, Kazakhstan and Suriname.

THIRD QUARTER HIGHLIGHTS

•Revenue of $836 million on 195,018 gold ounces sold at an average realized price of $4,289 per ounce. Production of 193,321 ounces of gold, on track to deliver full-year production guidance at all operations.

◦Cash flow provided by operating activities of $239 million, cash flow from operating activities before changes in working capital1 of $387 million, and free cash flow2 of $48 million, reflecting the first quarter post completion of the prepaid gold sales contracts in June 2026.

1 “Cash flow from operating activities before changes in working capital” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
2 “Free cash flow” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

•Consolidated all-in sustaining costs3 of $2,602 per gold ounce sold. Reduced consolidated all-in sustaining cost guidance range to between $2,230 and $2,410 per gold ounce sold for 2026 (previously between $2,370 and $2,550 per gold ounce sold) to reflect strong year-to-date operating performance and expected results for the fourth quarter of 2026.

•Earnings per share of $0.31 and adjusted earnings per share4 of $0.14. Included in earnings per share was an impairment reversal of $253 million for Fekola.

•Returned $59 million to shareholders in the quarter, consisting of $26 million in dividends paid and $33 million of share buy backs in cash under the Company's normal course issuer bid ("NCIB").

•Strong financial position and liquidity at September 30, 2026, including cash and cash equivalents of $294 million, working capital (defined as current assets less assets classified as held for sale and current liabilities) of $497 million, and an undrawn balance of $705 million on the Company's revolving credit facility.

•Phase 1 upgrades to the Goose fixed crushing circuit completed, with the circuit now operating at 3,200 tpd following commissioning in mid-October 2026.

•Menankoto exploitation permit granted on August 7, 2026, by the State of Mali. The Company commenced mining pre-stripping activities on the Menankoto permit area commenced in October 2026.

•Fourth quarter of 2026 dividend of $0.02 per share declared on November 4, 2026 payable on December 15, 2026.

3 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
4 “Adjusted earnings per share” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Selected Quarterly Financial and Operating Results

		Three months ended		Nine months ended
		September 30,		September 30,
		2026	2025	2026	2025

Gold revenue - consolidated	$ in millions	836	783	2,784	2,007
Fekola	$ in millions	382	473	1,635	1,105
Goose	$ in millions	135	29	432	29
Masbate	$ in millions	227	226	701	488
Otjikoto	$ in millions	92	143	344	473
Average realized gold price	$/ounce	4,289	3,133	4,089	3,115
Production costs - consolidated	$ in millions	263	195	733	518
Fekola	$ in millions	125	104	366	290
Goose	$ in millions	69	9	172	9
Masbate	$ in millions	40	50	114	122
Otjikoto	$ in millions	28	32	81	97
Net income	$ in millions	414	23	1,039	246
Earnings per share – basic(1)	$/share	0.31	0.01	0.77	0.18
Earnings per share – diluted(1)	$/share	0.28	0.01	0.70	0.16
Adjusted net income(1)(2) ($ in millions)	$ in millions	183	180	471	465
Adjusted earnings per share(1)(2) – basic ($)	$/share	0.14	0.14	0.35	0.35
Cash provided by operating activities	$ in millions	239	176	699	609
Free cash flow(2)	$ in millions	48	(84)	152	(79)
Gold sold - consolidated	ounces in thousands	195	250	681	644
Fekola	ounces in thousands	90	137	356	340
Goose	ounces in thousands	31	8	93	8
Masbate	ounces in thousands	53	64	156	148
Otjikoto	ounces in thousands	22	41	76	148
Gold production - consolidated	ounces in thousands	193	254	635	677
Fekola	ounces in thousands	78	147	312	367
Goose	ounces in thousands	40	14	96	15
Masbate	ounces in thousands	53	50	157	147
Otjikoto	ounces in thousands	22	44	70	148
Cash operating costs(2)(3) - consolidated	$/ounce sold	1,347	768	1,076	799
Fekola	$/ounce sold	1,399	760	1,026	851
Goose	$/ounce sold	2,244	—	1,851	—
Masbate	$/ounce sold	750	775	732	823
Otjikoto	$/ounce sold	1,312	782	1,070	654
Cash operating costs(2)(3) - consolidated	$/ounce produced	1,335	780	1,168	783
Fekola	$/ounce produced	1,444	772	1,161	830
Goose	$/ounce produced	1,870	—	1,916	—
Masbate	$/ounce produced	761	805	740	812
Otjikoto	$/ounce produced	1,370	781	1,143	638
All-in sustaining costs(2)(3) - consolidated	$/ounce sold	2,602	1,479	2,267	1,508
Fekola	$/ounce sold	2,703	1,678	2,250	1,760
Goose	$/ounce sold	4,816	—	4,148	—
Masbate	$/ounce sold	1,182	1,108	1,223	1,242
Otjikoto	$/ounce sold	1,875	1,089	1,526	930
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Consolidated cash operating costs per gold ounce sold, consolidated cash operating costs per gold ounce produced and consolidated all-in sustaining costs per gold ounce sold for the three and nine months ended September 30, 2025, do not include the results of pre-commercial production from the Goose Mine.

For the third quarter of 2026, consolidated gold production was 24% (61,048 ounces) lower compared to the third quarter of 2025

(including pre-commercial production in the third quarter of 2025 from Goose). For the first nine months of 2026, consolidated gold production was 6% (41,843 ounces) lower compared to the first nine months of 2025 (including pre-commercial production in the first nine months of 2025 from Goose). Lower gold production for both the third quarter and first nine months of 2026 was primarily due to pit sequencing at Fekola as a result of increased mining pre-stripping for Phase 8 of the Fekola pit, and lower production at Otjikoto due to the end of open pit mining in 2025. The production decrease was partially offset by the ramp up of Goose. The Company expects to meet its full-year production guidance at all operations.

For the third quarter of 2026, cash operating costs (refer to "Non-IFRS Measures") were 71% ($555 per gold ounce produced) higher than the third quarter of 2025. For the first nine months of 2026, consolidated cash operating costs were 49% ($385 per gold ounce produced) higher than the first nine months of 2025. Cash operating costs for the third quarter and first nine months of 2025 exclude pre-commercial production results from Goose. Cash operating costs per ounce produced for the third quarter and first nine months of 2026 were higher than the prior period due to lower production, as noted above, plus higher total production costs due to the inclusion of Goose in the current period.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2026 were 76% ($1,123 per gold ounce sold) higher than the third quarter of 2025. Consolidated all-in sustaining costs for the first nine months of 2026 were 50% ($759 per gold ounce sold) higher than the first nine months of 2025. All-in sustaining costs for the third quarter and first nine months of 2025 exclude pre-commercial production results from Goose. Consolidated all-in sustaining costs for the third quarter and first nine months of 2026 were higher than the prior period as a result of lower gold production, as noted above, and higher sustaining capital expenditures due to the inclusion of Goose in the current period.

Fekola Complex - Mali

Fekola is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (comprised of the Menankoto permit and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers ("km") from the Fekola Mine.

		Three months ended		Nine months ended
		September 30,		September 30,
		2026	2025	2026	2025

Gold revenue	$ in millions	382	473	1,635	1,105
Gold sold (ounces)	ounces in thousands	90	137	356	340
Average realized gold price	$/ounce sold	4,263	3,440	4,588	3,245
Ore mined - open pit	tonnes in millions	0.85	2.17	4.47	5.73
Ore grade mined - open pit	grams/tonne	1.35	2.02	1.50	1.91
Waste mined - open pit	tonnes in millions	18.84	20.90	56.47	60.52
Strip ratio - open pit	waste/ore	22.2	9.6	12.6	10.6
Ore mined - underground	tonnes in millions	0.26	0.07	0.68	0.10
Ore grade mined - underground	grams/tonne	2.85	2.90	2.94	2.83
Ore milled	tonnes in millions	2.27	2.57	7.17	7.36
Mill feed grade	grams/tonne	1.16	1.94	1.47	1.70
Recovery	%	92.2	91.6	91.7	91.5
Gold production	ounces in thousands	78	147	312	367
Production costs ($ in thousands)	$ in millions	125	104	366	290
Cash operating costs(1)	$/ounce sold	1,399	760	1,026	851
Cash operating costs(1)	$/ounce produced	1,444	772	1,161	830
All-in sustaining costs(1)	$/ounce sold	2,703	1,678	2,250	1,760
Sustaining capital expenditures(1)	$ in millions	49	44	135	127
Non-sustaining capital expenditures(1)	$ in millions	—	11	—	46
Sustaining exploration expenditures(1)	$ in millions	—	—	—	—
Non-sustaining exploration expenditures(1)	$ in millions	—	—	—	—
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

For the third quarter of 2026, production from Fekola was 47% (68,764 ounces) lower than the third quarter of 2025. For the first nine months of 2026, production from Fekola was 15% (55,199 ounces) lower than the first nine months of 2025. Gold production in the third quarter and first nine months of 2026 was lower predominantly due to lower mill feed grade in the current period. Fekola processed more low-grade stockpiles due to delays in accessing ore from the Menankoto permit area and pit sequencing as a result of mining pre-stripping for Phase 8 of the Fekola open pit.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were 87% ($672 per ounce produced) higher than the third quarter of 2025. Cash operating costs for the first nine months of 2026 were 40% ($331 per ounce produced) higher than the first nine months of 2025. Cash operating costs per ounce produced were higher for the third quarter and first nine months of 2026 due to lower gold production, as noted above, and higher fuel costs due to higher fuel prices and increased mining costs as a result of increased underground production.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were 61% ($1,025 per gold ounce sold) higher than the third quarter of 2025. All-in sustaining costs for the third quarter of 2026 were higher due to lower gold ounces sold, as noted above, higher sustaining capital expenditures, and higher royalties expense per ounce sold due to a higher realized gold price.

All-in sustaining costs for the first nine months of 2026 were 28% ($490 per gold ounce sold) higher than the first nine months of 2025. All-in sustaining costs for the first nine months of 2026 were higher due to higher production costs, as noted above, plus higher royalties expense per ounce sold due to a higher realized gold price.

Sustaining capital expenditures (refer to “Non-IFRS Measures”) for the Fekola Mine in the third quarter of 2026 totalled $49 million primarily consisting of $29 million for mining pre-stripping, $9 million for major rebuilds of mobile equipment, $4 million for Fekola underground development and $3 million for power plant rebuilds.

Sustaining capital expenditures for the Fekola Mine in the first nine months of 2026 totalled $135 million primarily consisting of $73 million for mining pre-stripping, $30 million for major rebuilds of mobile equipment, $12 million for Fekola underground development, $6 million for general site projects and $6 million for power plant rebuilds.

Development capital expenditures for Fekola Regional in the third quarter of 2026 totalled $16 million, primarily related to $11 million of mobile equipment purchases and $5 million of other site preparation projects.

Development capital expenditures for Fekola Regional in the first nine months of 2026 totalled $61 million, primarily related to $39 million of mobile equipment purchases and $21 million of site preparation projects.

On August 7, 2026, the State of Mali issued the Menankoto exploitation permit under the 2023 Mining Code. In October 2026, the Company began mining pre-stripping activities on the Menankoto permit area. The Company anticipates that mining pre-stripping activities and finalization of a tolling agreement will be completed in the coming months, and ore production from Fekola Regional is expected to commence in early 2027.

Fekola Guidance

Fekola Complex gold production guidance remains unchanged at between 390,000 and 420,000 ounces of gold in 2026. Cash operating costs guidance of between $1,060 and $1,160 per gold ounce produced also remains unchanged. The Company is lowering the Fekola all-in sustaining costs guidance to $2,350 to $2,500 per gold ounce sold (previously between $2,670 and $2,820 per gold ounce sold) to reflect year-to-date operating performance and expected results in the fourth quarter of 2026.

Goose Mine - Canada

Back River Gold District consists of several mineral claims blocks along an 80 km belt in Nunavut, Canada, and contains the most advanced project in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at Goose. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the District in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long-life mining complex.

		Three months ended		Nine months ended
		September 30,		September 30,
		2026	2025	2026	2025

Gold revenue	$ in millions	135	29	432	29
Gold sold	ounces in thousands	31	8	93	8
Average realized gold price	$/ounce sold	4,371	3,760	4,660	3,760
Ore mined - open pit	tonnes in millions	0.22	0.06	0.25	0.28
Ore grade mined - open pit	grams/tonne	6.74	6.36	6.42	6.50
Waste mined - open pit	tonnes in millions	2.70	2.18	8.53	6.28
Strip ratio - open pit	waste/ore	12.3	36.3	34.1	22.4
Ore mined - underground	tonnes in millions	0.06	0.01	0.13	0.03
Ore grade mined - underground	grams/tonne	6.87	9.12	8.44	5.59
Ore milled	tonnes in millions	0.18	0.14	0.43	0.15
Mill feed grade	grams/tonne	7.32	3.68	7.33	3.62
Recovery	%	93.2	86.4	93.5	85.8
Gold production	ounces in thousands	40	14	96	15
Production costs	$ in millions	69	9	172	9
Cash operating costs(1)	$/ounce sold	2,244	—	1,851	—
Cash operating costs(1)	$/ounce produced	1,870	—	1,916	—
All-in sustaining costs(1)	$/ounce sold	4,816	—	4,148	—
Sustaining capital expenditures(1)	$ in millions	69	—	183	—
Non- sustaining capital expenditures(1)	$ in millions	4	157	28	395
Sustaining exploration expenditures(1)	$ in millions	7	—	17	—
Non-sustaining exploration expenditures(1)	$ in millions	—	6	—	16
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

For the third quarter of 2026, production from Goose was 39,973 ounces of gold. For the first nine months of 2026, production from Goose was 95,739 ounces of gold. Gold production for the third quarter and first nine months of 2026 was impacted by lower mill throughput, as a result of the previously announced fire in the crushing circuit, which was partially offset by higher mill feed grade. During the third quarter of 2026, the Company used the newly commissioned mobile crusher to provide crushed ore feed to the plant while repairs to the crushing circuit were ongoing. The third quarter of 2025 included 13,862 ounces of pre-commercial production from Goose.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were $1,870 per gold ounce produced. Cash operating costs for the first nine months of 2026 were $1,916 per gold ounce produced.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were $4,816 per gold ounce sold. All-in sustaining costs for the first nine months of 2026 were $4,148 per gold ounce sold. All-in sustaining costs for the third quarter and first nine months of 2026 were impacted by lower gold ounces sold and higher sustaining capital expenditures. Gold ounces sold were lower as a result of a build-up in inventory. Sustaining capital expenditures were higher as a result of a catch-up on costs not incurred earlier in the year, costs to commission the mobile crusher, and costs to repair the fire damage to the crushing circuit.

Sustaining capital expenditures (refer to “Non-IFRS Measures”) in the third quarter of 2026 totalled $69 million primarily consisting of $17 million for repairs to the crushing circuit, $14 million for site infrastructure and civil projects, $13 million for underground development, $12 million for the purchase and commissioning of the mobile crusher, $7 million for mobile equipment purchases and rebuilds, and $2 million for mining pre-stripping. Non-sustaining capital expenditures (refer to “Non-IFRS Measures”) totalled $4 million for Phase 1 and 2 crusher circuit upgrades.

Sustaining capital expenditures in the first nine months of 2026 totalled $183 million primarily consisting of $51 million for site infrastructure and civil projects, $37 million for mining pre-stripping, $36 million for underground development, $20 million for mobile equipment purchases and rebuilds, $17 million for repairs to the crushing circuit, and $13 million for the purchase and commissioning of the mobile crusher. Non-sustaining capital expenditures totalled $28 million primarily consisting of $23 million for rollover site construction activities from 2025 and $5 million for Phase 1 and 2 crushing circuit upgrades.

During third quarter of 2026, the Company purchased and commissioned a new mobile crushing plant to supplement existing crushing capacity while repairs to the fixed crushing circuit were completed. Phase 1 upgrades to the fixed crushing circuit, which included the addition of a run-of-mine mass-flow bin and apron feeder, a new larger jaw crusher and a rock breaker, were commissioned in mid-October at the same time as the fire damage repairs to the fixed crushing circuit were completed. The Goose fixed crushing circuit was operating at an average of 3,200 tpd at the end of October 2026, following the commissioning of the Phase 1 upgrades in mid-October.

Phase 2 upgrades to the fixed crushing circuit are scheduled for the first half of 2027, at which time the fixed crushing circuit is expected to be down for up to 10 weeks while upgrades are completed. The Company expects to build sufficient crushed ore stockpiles prior to the Phase 2 shutdown and utilize the new mobile crushing plant during the upgrade, to ensure that mill operations are not impacted during the shutdown period. Once complete, the Phase 2 upgrades are expected to increase average fixed crushing capacity to design throughput of 4,000 tpd.

Goose Guidance

Goose gold production guidance remains unchanged at between 170,000 and 200,000 ounces of gold in 2026. Cash operating costs guidance of between $1,610 and $1,810 per gold ounce produced and all-in sustaining costs guidance of between $2,670 and $2,970 per gold ounce sold also remain unchanged. The Company expects to be near the high end of the all-in sustaining costs guidance range for Goose in 2026, predominantly as a result of the fire in the second quarter of 2026, as noted above.

Masbate Mine – Philippines

The Masbate Mine is located in the Republic of the Philippines on the north end of the island of Masbate, within the municipality of Aroroy.

		Three months ended		Nine months ended
		September 30,		September 30,
		2026	2025	2026	2025

Gold revenue	$ in millions	227	226	701	488
Gold sold	ounces in thousands	53	64	156	148
Average realized gold price	$/ounce sold	4,295	3,533	4,507	3,291
Ore mined - open pit	tonnes in millions	2.27	1.83	7.14	6.00
Ore grade mined - open pit	grams/tonne	1.06	0.83	0.98	0.85
Waste mined - open pit	tonnes in millions	6.56	6.54	18.77	20.34
Strip ratio - open pit	waste/ore	2.9	3.6	2.6	3.4
Ore milled	tonnes in millions	2.36	2.17	6.84	6.64
Mill feed grade	grams/tonne	0.97	0.88	0.95	0.88
Recovery	%	72.5	80.0	75.5	77.9
Gold production	ounces in thousands	53	50	157	147
Production costs	$ in millions	40	50	114	122
Cash operating costs(1)	$/ounce sold	750	775	732	823
Cash operating costs(1)	$/ounce produced	761	805	740	812
All-in sustaining costs(1)	$/ounce sold	1,182	1,108	1,223	1,242
Sustaining capital expenditures(1)	$ in millions	11	10	41	31
Non- sustaining capital expenditures(1)	$ in millions	1	—	2	4
Sustaining exploration expenditures(1)	$ in millions	2	—	2	—
Non-sustaining exploration expenditures(1)	$ in millions	—	1	1	1
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Masbate continued its strong performance in the third quarter of 2026 with gold production that was 8% (3,844 ounces) higher than the third quarter of 2025. For the first nine months of 2026, production from Masbate was 7% (10,684 ounces) higher than the first nine months of 2025. Gold production in the third quarter and first nine months of 2026 was higher as mill throughput and feed grade were both higher than the prior period. The increase in mill feed grade and the decrease in recovery was due to a planned higher proportion of mill feed primarily from higher-grade, lower recovery areas of the Main Vein pit compared to the prior period.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were 5% ($44 per ounce produced) lower than the third quarter of 2025. Cash operating costs for the first nine months of 2026 were 9% ($72 per ounce produced) lower than the first nine months of 2025. Cash operating costs per ounce produced for the third quarter and first nine months of 2026 were lower due to higher gold production in the current period, as noted above, as well as lower operating costs due primarily to lower than expected processing costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were 7% ($74 per gold ounce sold) higher than the third quarter of 2025. All-in sustaining costs for the third quarter of 2026 were higher as lower cash operating costs per ounce sold were more than offset by higher royalty costs, as a result of a higher realized gold price, and higher sustaining capital expenditures.

All-in sustaining costs for the first nine months of 2026 were 2% ($19 per gold ounce sold) lower compared to the first nine months of 2025. All-in sustaining costs for the first nine months of 2026 were lower primarily as a result of lower cash operating costs per ounce sold, partially offset by higher royalty costs, as a result of a higher realized gold price, and higher sustaining capital expenditures.

Sustaining capital expenditures (refer to “Non-IFRS Measures”) in the third quarter of 2026 totalled $11 million primarily consisting of $4 million for the mining pre-stripping, $4 million in mobile equipment purchases and major rebuilds, $1 million for mine development and $1 million for tailings storage facility construction projects. Non-sustaining capital expenditures (refer to “Non-IFRS Measures”) totalled $1 million for land acquisition costs.

Sustaining capital expenditures in the first nine months of 2026 totalled $41 million, primarily consisting of $16 million in mobile equipment purchases and major rebuilds, $7 million for mining pre-stripping, $5 million for the solar plant, $6 million for tailings storage facility construction projects, $2 million for major overhauls in the mill and $4 million for mine development. Non-sustaining capital expenditures totalled $2 million for land acquisition costs.

Masbate Guidance

Masbate gold production guidance remains unchanged at between 180,000 and 200,000 ounces of gold in 2026. The Company is lowering the Masbate cash operating costs guidance to $800 to $900 per gold ounce produced (previously $900 to $1,000 per gold ounce produced), and lowering the all-in sustaining costs guidance to $1,250 to $1,400 per gold ounce sold (previously between $1,430 and $1,580 per gold ounce sold) to reflect year-to-date operating performance and expected results in the fourth quarter of 2026.

Otjikoto Mine - Namibia

Otjikoto in Namibia is owned 90% by B2Gold and 10% by EVI, a Namibian empowerment company.

		Three months ended		Nine months ended
		September 30,		September 30,
		2026	2025	2026	2025

Gold revenue	$ in millions	92	143	344	473
Gold sold	ounces in thousands	22	41	76	148
Average realized gold price	$/ounce sold	4,267	3,503	4,516	3,201
Ore mined - open pit	tonnes in millions	—	1.18	—	4.40
Ore grade mined - open pit	grams/tonne	—	1.06	—	1.01
Waste mined - open pit	tonnes in millions	—	0.28	—	1.88
Strip ratio - open pit	waste/ore	—	0.2	—	0.4
Ore mined - underground	tonnes in millions	0.15	0.15	0.44	0.44
Ore grade mined - underground	grams/tonne	1.84	3.28	2.57	3.39
Ore milled	tonnes in millions	0.87	0.87	2.47	2.60
Mill feed grade	grams/tonne	0.80	1.59	0.90	1.80
Recovery	%	97.6	98.6	97.8	98.7
Gold production	ounces in thousands	22	44	70	148
Production costs	$ in millions	28	32	81	97
Cash operating costs(1)	$/ounce sold	1,312	782	1,070	654
Cash operating costs(1)	$/ounce produced	1,370	781	1,143	638
All-in sustaining costs(1)	$/ounce sold	1,875	1,089	1,526	930
Sustaining capital expenditures(1)	$ in millions	5	3	11	12
Non- sustaining capital expenditures(1)	$ in millions	6	1	15	1
Sustaining exploration expenditures(1)	$ in millions	—	—	1	1
Non-sustaining exploration expenditures(1)	$ in millions	2	2	4	5
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Gold production at Otjikoto in the third quarter of 2026 was 50% (22,239 ounces) lower than the third quarter of 2025. Production for the first nine months of 2026 was 53% (78,513 ounces) lower than the first nine months of 2025. Lower production in the third quarter and first nine months of 2026 was due to the end of open pit operations at Otjikoto in 2025 resulting in a lower overall feed grade as underground ore was supplemented with low-grade stockpiles in accordance with the 2026 mine plan.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were $589 (75% per gold ounce produced) higher than the third quarter of 2025. Cash operating costs for the first nine months of 2026 were $505 (79% per gold ounce produced) higher than the first nine months of 2025. Cash operating costs per ounce produced for the third quarter and first nine months of 2026 were higher primarily as a result of lower gold production as outlined above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2026 were 72% ($786 per gold ounce sold) higher than the third quarter of 2025. All-in sustaining costs for the first nine months of 2026 were 64% ($596 per gold ounce sold) higher than the first nine months of 2025. Higher all-in sustaining costs for the third quarter and first nine months of 2026 were primarily due to higher cash operating costs as outlined above and higher royalties expense as a result of a higher average realized gold price. The third quarter of 2026 all-in sustaining costs were also impacted by higher sustaining capital expenditures.

Sustaining capital expenditures for the third quarter of 2026 totalled $5 million, consisting mainly of $3 million for the tailings storage facility ("TSF") expansion and $2 million for Wolfshag underground development. Non-sustaining capital expenditures totalled $6 million for Antelope development.

Sustaining capital expenditures for the first nine months of 2026 totalled $11 million, consisting mainly of $7 million for Wolfshag underground development and $3 million for the TSF expansion. Non-sustaining capital expenditures totalled $15 million for Antelope development.

Activities at the Antelope underground project in 2026 included portal development, installation of electrical infrastructure and decline work. Antelope decline work, which began in February 2026, advanced 505 metres in the third quarter of 2026, with total year-to-date development of 1,134 metres.

Otjikoto Guidance

Otjikoto gold production guidance remains unchanged at between 80,000 and 100,000 ounces of gold in 2026. Cash operating costs guidance of between $1,200 and $1,300 per gold ounce produced also remains unchanged. The Company is lowering the Otjikoto all-in sustaining costs guidance to $1,630 to $1,780 per gold ounce sold (previously between $1,830 and $1,980 per gold ounce sold) to reflect year-to-date operating performance and expected results in the fourth quarter of 2026.

Gramalote Project - Colombia

Gramalote is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of ownership in 2023, B2Gold completed a detailed review of Gramalote, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, TSF design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project.

Due to the desired modifications to the processing plant and infrastructure locations from those previously approved, a Modified Work Plan and Modified Environment Impact Assessment ("EIA") are required. The Modified Work Plan was submitted in December 2025 and the Modified EIA was submitted in March 2026, with completion of the modification process expected to take approximately twelve months. In conjunction with these permit modifications, resettlement construction is underway and the Company expects to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan.

Gramalote has a budget of $61 million for 2026 to continue to de-risk the project, including $35 million to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs. To September 30, 2026, $27 million has been incurred primarily related to the Modified Work Plan, submission of the Modified EIA, construction of resettlement roads, homes and community areas including a school and athletic facility, as well as ongoing site activities. Engineering and resettlement work are expected to continue into the first half of 2027. Based on the current forecast, the Company expects to be below budget for Gramalote expenditure in 2026.

REVIEW OF EXPLORATION ACTIVITIES

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	($'000’s)	($'000’s)	($'000’s)	($'000’s)

Canada exploration	15,274	12,217	33,006	25,545
Mali exploration	869	1,492	2,475	4,539
Philippine exploration	2,110	973	4,414	2,474
Namibia exploration	2,015	2,234	4,613	6,447
Kazakhstan exploration	393	133	729	133
Generative exploration	673	774	2,287	2,549
Other	260	581	2,135	1,464

	21,594	18,404	49,659	43,151

Canada Exploration

A total of $50 million was budgeted for exploration at the Back River Gold District in 2026, of which $28 million for 19,900 metres ("m") of drilling was planned for Goose, and a significantly increased budget of $22 million for 15,200 m of drilling was planned for Back River Gold District regional exploration.

At September 30, 2026, the Back River Gold District exploration program was over 95% complete, with a total of 30,445 m of drilling completed to date. On September 28, 2026, the Company announced positive exploration drilling results from the 2026 Back River Gold District exploration program. At Llama, 7,255 m of drilling was completed to infill Inferred Mineral Resources down plunge from the Llama open pit development, with results confirming the current models of high grade mineralization. At Goose Main, the Nuvuyak zone was the focus of over 6,900 m of combined infill and exploration drilling to extend known resources. Exploration success was highlighted by the discovery along a new limb of the Goose Main fold, approximately 150 m down-plunge from Nuvuyak, called “Tattuk”.

In addition, 13,200 m of Back River Regional drilling was completed by September 30, 2026. Over 6,500 metres of infill drilling was focused on Locale 1, one of several deposits comprising the Inferred Resource base at the George Project. Results confirm the narrow, high-grade nature of Locale 1 mineralization. An additional 2,100 m of combined drilling were completed at regional targets Boot and Needle.

Mali Exploration

A total of $5 million was budgeted for exploration in Mali in 2026 with an ongoing focus on discovery of additional high-grade, sulfide mineralization across Fekola to supplement feed to the Fekola mill. A total of 8,200 m of diamond and reverse circulation drilling was budgeted for Mali in 2026.

Surface drilling on the Menankoto permit area in 2026 was delayed pending receipt of the Menankoto exploitation permit. Surface drilling on the Menankoto permit area is currently underway and will continue to the end of 2026. To date, approximately 1,000 m of reverse circulation drilling has been completed in preparation for the commencement of mining activities at the Mamba open pit.

Philippine Exploration

The total budget for the Philippines in 2026 was $10 million, of which the increased Masbate exploration budget was $6 million, including approximately 13,700 m of drilling, and $3 million was allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging the Company's presence and operational experience in the country.

A major focus for the 2026 exploration program has been infill drilling of inferred resources at the Blue Quartz pit. At September 30, 2026, approximately 5,800 m of drilling was completed with results confirming the continuity of known resources to depth and highlighting opportunities to extend the Blue Quartz resources along structurally controlled plunge lines. Blue Quartz drilling remains ongoing. Over 3,000 m of drilling were completed on the nearby Bart-Ag target and a five-hole, 1,300 m program at Holy Cross is scheduled to begin before year end.

Namibia Exploration

A total of $6 million was budgeted for exploration at Otjikoto in 2026. The focus of the 15,000 m exploration program was to expand and refine the Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit. Over the course of the year, optimization of the drilling program has resulted in savings that increased the efficiency of the planned program which is currently on track to exceed 15,000 m by end of year. At September 30, 2026, approximately 14,500 m had been completed, primarily focused on the Oryx, Oryx North and Kudu targets, which comprise the northeastern extensions of Antelope mineralization towards the Otjikoto Pit.

Guidance for Greenfield Exploration

The Company allocated approximately $7 million to other grassroots exploration projects in 2026, including $3 million (7,200 m) in Kazakhstan. The Company allocated approximately $3 million for the generation and evaluation of new greenfield targets. At September 30, 2026, the initial surface exploration on the Company's Kazakhstan project had been completed, and several new licenses had been acquired through staking. A ground geophysical program is currently underway with completion scheduled for the fourth quarter of 2026.

REVIEW OF FINANCIAL RESULTS

Gold revenue

Consolidated gold revenue for the third quarter of 2026 was $0.84 billion on sales of 195,018 ounces at an average price of $4,289 per ounce compared to $0.78 billion on sales of 249,925 ounces at an average price of $3,133 per ounce in the third quarter of 2025. The increase in gold revenue of 7% ($0.05 billion) was attributable to a 37% increase in average realized gold price offset by a 22% decrease in gold ounces sold.

Consolidated gold revenue for the first nine months of 2026 was $2.78 billion on sales of 680,901 ounces at an average price of $4,089 per ounce compared to $2.01 billion on sales of 644,307 ounces at an average price of $3,115 per ounce in the first nine months of 2025. The increase in gold revenue of 39% ($0.78 billion) was attributable to a 31% increase in average realized gold price and a 6% increase in gold ounces sold. Consolidated gold revenue for the first nine months of 2026 included $0.29 billion ($2,200 per ounce sold) related to the delivery of 132,384 ounces under the Company’s prepaid gold sales contracts ("Prepaid Gold Sales") (first nine months of 2025 included revenue of $0.14 billion at an average of $2,177 per ounce sold related to 66,192 ounces). Revenues received under the Prepaid Gold Sales were initially deferred and have been recognized upon delivery of the underlying contract gold ounces. The Company has now delivered all ounces into the Prepaid Gold Sales.

Production and operating costs

Consolidated production costs for the third quarter of 2026 were $263 million on 195,018 ounces sold at an average cost of $1,347 per ounce sold compared to $195 million on 249,925 ounces sold at an average cost of $768 per ounce sold in the third quarter of 2025. The increase in production costs of 35% ($68 million) was attributable to a 75% increase in average cost per ounce sold offset by a 22% decrease in gold ounces sold. Higher production costs were primarily driven by lower production and higher costs per ounce at Goose, Fekola and Otjikoto.

Consolidated production costs for the first nine months of 2026 were $733 million on 680,901 ounces sold at an average cost of $1,076 per ounce sold compared to $518 million on 644,307 ounces sold at an average cost of $799 per ounce sold in the first nine months of 2025. The increase in production costs of 42% ($215 million) was attributable to a 35% increase in average cost per ounce sold and a 6% increase in gold ounces sold. Higher production costs per ounce sold were primarily driven by lower production and higher costs per ounce at Goose, Fekola and Otjikoto.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $119 million in the third quarter of 2026, 14% higher than the third quarter of 2025 primarily due to an approximately 46% increase in the depreciation rate per gold ounce sold partially offset by a 22% decrease in gold ounces sold. Depreciation per gold ounce sold was higher due to the impact of depreciation of Goose which achieved commercial production at the beginning of the fourth quarter of 2025.

Depreciation and depletion expense included in total cost of sales was $401 million in the first nine months of 2026, 35% higher than the first nine months of 2025 due to 6% higher gold ounces sold in the first nine months of 2026, and an approximately 28% increase in the depreciation rate per gold ounce sold. Depreciation per gold ounce sold was higher due to the impact of depreciation of Goose which achieved commercial production at the beginning of the fourth quarter of 2025.

Royalties and production taxes

Royalties and production taxes included in total cost of sales were $83 million for the third quarter of 2026, 11% higher than the third quarter of 2025. The increase in royalties and production taxes for the third quarter of 2026 was primarily due to a 37% higher average realized gold price partially offset by lower gold ounces sold, particularly at Fekola which has a comparatively higher royalty rate.

Royalties and production taxes included in total cost of sales were $344 million for the first nine months of 2026, 61% higher than the first nine months of 2025. The increase in royalties and production taxes for the first nine months of 2026 was primarily due to a 31% higher average realized gold price and higher gold ounces sold in the period.

General and administrative

General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A costs for the third quarter of 2026 were $14 million, 9% lower than the third quarter of 2025 primarily due to lower corporate office costs in the period.

G&A costs for the first nine months of 2026 were $49 million, 15% higher than the first nine months of 2025 due to higher salary costs and higher bank charges in Mali on cash repatriation.

Share-based payments

Share-based payment expense for the third quarter of 2026 was $8 million, an increase of $2 million over the third quarter of 2025. Share-based payment expense for the first nine months of 2026 was $23 million, an increase of $2 million over the first nine months of 2025.

Foreign exchange

The Company reported $4 million in foreign exchange losses for the third quarter of 2026 compared to foreign exchange losses of $15 million in the third quarter of 2025 reflecting the impact of exchange rate movements on higher losses on cash repatriation from Mali in the third quarter of 2025.

The Company reported $23 million in foreign exchange losses for the first nine months of 2026 compared to foreign exchange gains of $5 million in the first nine months of 2025 reflecting the impact of exchange rate movements on VAT receivable and taxes payable balances in Mali, and higher losses on cash repatriation from Mali in the first nine months of 2026.

Interest and financing

The Company reported $14 million in interest and financing expense during the third quarter of 2026 which was $9 million higher than the third quarter of 2025 primarily due to less interest capitalized to the construction of qualifying assets in the third quarter of 2026. The Company reported interest income of $2 million in the third quarter of 2026 which was $1 million higher than the third quarter of 2025.

The Company reported $48 million in interest and financing expense during the first nine months of 2026, approximately $33 million higher than the first nine months of 2025 primarily due to less interest capitalized to the construction of qualifying assets in the first nine months of 2026. The Company reported interest income of $9 million in the first nine months of 2026 which was approximately in line with the first nine months of 2025.

Derivative instruments

The Company recorded losses on derivative instruments of $1 million for the third quarter of 2026 compared to losses of $106 million in the third quarter of 2025. The Company recorded gains on derivative instruments of $19 million for the first nine months of 2026 compared to losses of $170 million in the first nine months of 2025. The changes in derivative gains and losses in both the third quarter and first nine months of 2026 were primarily due to lower losses on the Company's gold collars.

Gold stream obligations

The Company reported a gain on change in fair value of the gold stream obligation of $1 million for the third quarter of 2026 compared to a loss of $28 million for the third quarter of 2025 as changes in the long-term gold price were offset by the impact of changes in the risk-free rate in the current period.

The Company reported a gain on change in fair value of the gold stream obligation of $18 million for the first nine months of 2026 compared to a loss of $80 million for the first nine months of 2025 resulting from the impact of changes in the risk-free rate in the current period and increases in long-term gold price assumption in the prior period.

Income taxes

For the third quarter of 2026, the Company recorded a net current income and other tax expense of $98 million, compared to $144 million in the third quarter of 2025, consisting of current income tax of $70 million (third quarter of 2025 - $113 million), the 20% priority dividend to the State of Mali of $18 million (third quarter of 2025 - $28 million), windfall profit tax of $9 million (third quarter of 2025 - $nil) and withholding tax (on intercompany dividends and management fees) of $1 million (third quarter of 2025 - $3 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the third quarter of 2025, current tax expense in the third quarter of 2026 (including the priority dividend and withholding taxes) was $46 million lower mainly as a result of lower taxable net income in the third quarter of 2026. For the third quarter of 2026, the Company recorded a deferred income tax expense of $72 million compared to an expense of $31 million in the third quarter of 2025. The higher deferred income tax expense in the third quarter of 2026 was due to higher temporary differences between accounting and taxable income due to the Fekola Complex impairment reversal in the third quarter of 2026.

For the first nine months of 2026, the Company recorded a net current income and other tax expense of $492 million, compared to $390 million in the first nine months of 2025, consisting of current income tax of $320 million (first nine months of 2025 - $285 million), the 20% priority dividend to the State of Mali of $99 million (first nine months of 2025 - $64 million), windfall profit tax of $25 million (first nine months of 2025 - $nil) and withholding tax (on intercompany dividends and management fees) of $48 million (first nine months of 2025 - $41 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first nine months of 2025, current income tax expense in the first nine months of 2026 (including the priority dividend and withholding taxes) was $102 million higher than the first nine months of 2026 due to higher taxable net income at the Company's mining operations which also resulted in higher intercompany dividends. For the first nine months of 2026, the Company recorded a deferred income tax expense of $182 million compared to a deferred income tax recovery of $20 million in the first nine months of 2025. The higher deferred income tax expense in the first nine months of 2026 was due to higher impacts of foreign exchange on the tax base, higher temporary differences between accounting and taxable income as outlined above and higher future withholding tax estimates.

Cash income tax and withholding tax payments in the third quarter of 2026 totalled $103 million (third quarter of 2025 - $33 million). Cash income tax and withholding tax payments in the third quarter of 2026 were 212% higher due to the payment of higher final 2025 tax obligations (due to higher 2025 taxable net income) in the third quarter of 2026.

Cash income tax and withholding tax payments in the first nine months of 2026 totalled $399 million (first nine months of 2025 - $203 million). Cash income tax and withholding tax payments in the first nine months of 2026 were 97% higher due to the payment of higher final 2025 tax obligations (due to higher 2025 taxable net income) for Masbate and Fekola, including the 20% priority dividend to the State of Mali, and higher cash withholding tax payments (on intercompany dividends and management fees) in the first nine months of 2026.

Assuming an average gold price of $4,000 per ounce for the fourth quarter of 2026, total cash payments for current income tax, withholding and other taxes for 2026 are expected to be approximately $630 million, including estimated withholding taxes of $154 million on repatriation of funds through dividends from operating sites.

Net income

For the third quarter of 2026, the Company generated net income of $414 million compared to $23 million in the third quarter of 2025, including net income attributable to the shareholders of the Company of $409 million ($0.31 per share) in the third quarter of 2026 compared to $19 million ($0.01 per share) in the third quarter of 2025. Adjusted net income attributable to shareholders of the Company (refer to "Non-IFRS Measures") for the third quarter of 2026 was $183 million ($0.14 per share) compared to adjusted net income attributable to shareholders of $180 million ($0.14 per share) in the third quarter of 2025. Adjusted net income attributable to shareholders in the third quarter of 2026 excluded a non-cash impairment reversal of $253 million, unrealized gains on derivative instruments of $40 million, and recoveries on insurance claims of $14 million. Included in adjusted net income attributable to shareholders for the third quarter of 2026 is $47 million of realized losses on the Company's gold collars as described in the “Derivative financial instruments” section. Final settlement of the gold collar contracts will be completed in January 2027.

For the first nine months of 2026, the Company generated net income of $1,039 million compared to $246 million in the first nine months of 2025, including net income attributable to the shareholders of the Company of $1,026 million ($0.77 per share) in the first nine months of 2026 compared to $231 million ($0.18 per share) in the first nine months of 2025. Adjusted net income attributable to shareholders of the Company (refer to "Non-IFRS Measures") for the first nine months of 2026 was $471 million ($0.35 per share) compared to adjusted net income attributable to shareholders of $465 million ($0.35 per share) in the first nine months of 2025. Adjusted net income attributable to shareholders in the first nine months of 2026 excluded a gain on sale of mining interests of $292 million, a non-cash impairment reversal of $253 million, unrealized gains on derivative instruments of $192 million, a write-off of plant and equipment of $53 million, a gain on dilution of an investment in associate of $28 million, a gain on change in fair value of the gold stream obligation of $18 million, other cost of sales of $22 million, and recoveries on insurance claims of $27 million. Included in adjusted net income attributable to shareholders for the first nine months of 2026 is $188 million of realized losses on the Company's gold collars as described in the “Derivative financial instruments” section.

Other

The results from the first nine months of 2026 included a gain of $292 million on the sale of the Company's 70% interest in several claims in Northern Finland (the "Finland Properties") to Agnico Eagle Mines Limited. Cash proceeds from the sale of the Finland Properties were $325 million.

During the third quarter and first nine months of 2026, the Company recorded a non-cash reversal of the previous impairment charge on the Fekola Complex of $253 million (refer to "Critical Accounting Estimates and Judgements" section below).

During the third quarter and first nine months of 2026, the Company has recorded an expense of $6 million and $22 million, respectively, as Other cost of sales, related to the suspension of crushing operations at Goose, and a write-off of plant and equipment of $3 million and $53 million, respectively, related to the netbook value of components of the crushing circuit at Goose that were damaged by the fire in the crushing circuit.

For the third quarter of 2026, other operating income totalled $14 million, primarily related to the recoveries on insurance claims at Goose and Masbate.

For the first nine months of 2026, other operating expenses totalled $13 million, primarily related to recoveries on insurance claims at Fekola, Goose and Masbate partially offset by non-capital exploration expenses.

LIQUIDITY AND CAPITAL RESOURCES

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2026, the Company had cash and cash equivalents of $294 million (December 31, 2025 - $380 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $497 million (December 31, 2025 - $68 million). During the third quarter of 2026, the Company drew down $95 million on the $800 million revolving credit facility ("RCF"), leaving $705 million remaining available for future draw downs.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw-downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA"), plus term credit spread adjustment, in addition to a sliding scale premium between 1.88% and 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the RCF are also on a sliding scale basis, between 0.42% and 0.563%, based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges, creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the

RCF, the Company must maintain certain ratios for leverage and interest coverage. At September 30, 2026, the Company was in compliance with these debt covenants.

On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes") with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025, and is subject to adjustment in certain events, including redemption of the Notes by the Company. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed any remaining portion of the gold stream deposit amount not satisfied by delivery of ounces.

For the third quarter of 2026, capital expenditures totalled $191 million. The most significant capital expenditures were Fekola Mine expenditures of $49 million, Goose expenditures of $73 million, Masbate expenditures of $12 million, Otjikoto expenditures of $10 million, Gramalote expenditures of $10 million, and Fekola Regional expenditures of $16 million. Other exploration costs for the third quarter of 2026 totalled $20 million. For the first nine months of 2026, capital expenditures totalled $547 million. The most significant capital expenditures were Fekola Mine expenditures of $135 million, Goose expenditures of $211 million, Masbate expenditures of $43 million, Otjikoto expenditures of $25 million, Gramalote expenditures of $27 million, and Fekola Regional expenditures of $61 million. Other exploration costs for the first nine months of 2026 totalled $44 million.

As at September 30, 2026, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $5 million for mobile equipment purchases and major rebuilds, and $1 million for other capital expenditures, of which $5 million is expected to be incurred in 2026 and $1 million is expected to be incurred in 2027.
•For payments at the Goose Mine of $19 million for mobile equipment purchases, $3 million for crushing circuit upgrades, $3 million for underground mining infrastructure and $2 million for other capital projects, of which $8 million is expected to be incurred in 2026 and $19 million is expected to be incurred in 2027.
•For payments at Fekola Regional of $3 million related to site infrastructure, all of which expected to be incurred in 2026.
•For payments at the Masbate Mine of $3 million related to mobile equipment purchases, all of which is expected to be incurred in 2026.
•For payments of $31 million at the Otjikoto Mine for the development of the Antelope project, of which $4 million is expected to be incurred in 2026, $20 million is expected to be incurred in 2027 and $7 million is expected to incurred in 2028.
•For payments of $15 million at the Gramalote Project for resettlement programs of which $11 million is expected to be incurred in 2026 and $4 million is expected to be incurred in 2027.

Derivative financial instruments

Gold collars

During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at September 30, 2026:

	2026	2027	Total

Ounces	49,911	16,637	66,548
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at September 30, 2026 was $(63) million.

Fuel forward contracts

The Company uses forward contracts for fuel oil and gas oil to manage the risk of volatility in future operating costs. The Company reviews open positions and potential for additional forward contracts on an ongoing basis. The Company's fuel forward contracts were not designated as hedges and are being recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s fuel forward contracts outstanding as at September 30, 2026:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	6,658	14,483	21,141
Average strike price	$0.38	$0.37	$0.37

Forward – gas oil:
Litres (thousands)	8,007	21,003	29,010
Average strike price	$0.51	$0.52	$0.52

The unrealized fair value of these contracts at September 30, 2026 was $16 million.

Operating activities

Cash flow provided by operating activities was $239 million in the third quarter of 2026 compared to $176 million in the third quarter of 2025, an increase of $63 million. Cash flow provided by operating activities in the third quarter of 2026 was mainly higher due to higher gold revenues in third quarter of 2026 partially offset by higher production costs, higher cash tax payments (including a higher priority dividend paid to the State of Mali), and higher royalty payments. In addition, the third quarter of 2025 included $144 million in non-cash revenue related to 66,192 ounces delivered into the Prepaid Gold Sales in the quarter.

Cash flow provided by operating activities was $699 million in the first nine months of 2026 compared to $609 million in the first nine months of 2025, an increase of $90 million. As with the third quarter of 2026, cash flow provided by operating activities in the first nine months of 2026 was mainly higher due to higher gold revenues partially offset by higher production costs, higher cash tax payments, and higher royalty expenses. In addition, the first nine months of 2026 included $291 million (2025 - $144 million) in non-cash revenue related to 132,384 ounces (2025 - 66,192 ounces) delivered into the Prepaid Gold Sales in the first nine months of 2026.

Cash flow from operating activities before changes in working capital (refer to "Non-IFRS Measures") for the third quarter of 2026 was $387 million compared to $184 million in the third quarter of 2025, an increase of $203 million. Cash flow from operating activities before changes in working capital (refer to "Non-IFRS Measures") for the first nine months of 2026 was $868 million compared to $729 million in the first nine months of 2025, an increase of $139 million. Cash flow from operating activities before changes in working capital in the third quarter and first nine months of 2026 were higher than the prior period due to higher cash flow from operating activities, as noted above, a build up in long-term supplies inventory, drawdown in long-term stockpiles, and higher cash tax payments in 2026.

Free cash flow (refer to "Non-IFRS Measures") for the third quarter of 2026 was an inflow of $48 million compared to an outflow of $84 million in the third quarter of 2025, an increase of $132 million due to higher cash flow from operating activities, as noted above, and lower capital expenditures in the third quarter of 2026 reflecting completion of construction of Goose in 2025.

Free cash flow (refer to "Non-IFRS Measures") for the first nine months of 2026 was an inflow of $152 million compared to an outflow of $79 million in the first nine months of 2025, an increase of $231 million due to higher cash flow provided by operating activities, as noted above, and lower capital expenditures in the first nine months of 2026. Under the Company's definition, free cash flow for the first nine months of 2026 does not include $325 million of cash proceeds on the sale of the Finland Properties.

Financing activities

For the third quarter of 2026, the Company’s cash used by financing activities was $22 million, compared to cash provided by financing activities of $172 million in the third quarter of 2025. During the third quarter of 2026, the Company drew down $95 million on the RCF, repurchased $33 million of shares in cash under the NCIB, realized $47 million in losses on gold collars, made dividend payments of $26 million, received $7 million in proceeds from the exercise of stock options, made principal payments on lease arrangements of $6 million, distributed $1 million to non-controlling interests, made interest and commitment fee payments of $8 million, and made equipment loan facility repayments of $2 million.

For the first nine months of 2026, the Company’s cash used by financing activities was $543 million, compared to cash provided by financing activities of $138 million in the first nine months of 2025. During the first nine months of 2026, the Company repaid net $55 million on the RCF, repurchased $205 million of shares in cash under the NCIB, realized $188 million in losses on gold collars, made dividend payments of $78 million, received $45 million in proceeds from the exercise of stock options, made principal payments on lease arrangements of $18 million, distributed $18 million to non-controlling interests, made interest and commitment fee payments of $19 million, and made equipment loan facility repayments of $6 million.

During the first nine months of 2026, the Company's Board of Directors ("Board") declared three quarterly cash dividends of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). On November 4, 2026, the Board declared a cash dividend for the fourth quarter of 2026 of $0.02 per common share, payable on December 15, 2026, to shareholders of record as of December 2, 2026.

Returning capital to shareholders remains a foundational element of the Company's capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Board. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared to date in 2026, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2026, the Company announced that the Toronto Stock Exchange accepted the notice of the Company’s intention to renew its NCIB, which became effective on April 3, 2026, and will expire no later than April 2, 2027. The NCIB allows the Company to purchase up to 10% of its issued and outstanding common shares during the period. During the first nine months of 2026, the Company bought back 41 million shares for $205 million in cash under the NCIB.

Investing activities

For the third quarter of 2026, the Company’s cash used by investing activities was $205 million compared to $277 million for the third quarter of 2025. For the third quarter of 2026, capital expenditures totalled $191 million. The most significant capital expenditures were Fekola Mine expenditures of $49 million, Goose expenditures of $73 million, Masbate expenditures of $12 million, Otjikoto expenditures of $10 million, Gramalote expenditures of $10 million and Fekola Regional expenditures of $16 million. Other exploration costs for the third quarter of 2026 totalled $20 million. In addition, during the third quarter of 2026, the Company spent $14 million on the purchase of long-term investments.

For the first nine months of 2026, the Company’s cash used by investing activities was $224 million, compared to $709 million for the first nine months of 2025. For the first nine months of 2026, capital expenditures totalled $547 million. The most significant capital expenditures were Fekola Mine expenditures of $135 million, Goose expenditures of $211 million, Masbate expenditures of $43 million, Otjikoto expenditures of $25 million, Gramalote expenditures of $27 million and Fekola Regional expenditures of $61 million. Other exploration costs for the first nine months of 2026 totalled $44 million. In addition, during the first nine months of 2026, the Company received net proceeds of $325 million from the sale of mining interests and proceeds of $18 million from the sale of long-term investments and spent $17 million on the purchase of long-term investments.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2025. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalty obligations.

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

During the three months ended September 30, 2026, the Company identified indicators of impairment reversal for the Fekola Complex cash-generating unit ("CGU"). As a result, these assets were tested for reversal of impairment.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived assets requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

During the year ended December 31, 2023, the Company recorded an impairment of $206 million on the Fekola Complex CGU based on the Company's best estimate of the application of the 2023 Mining Code at that date. A net impairment charge of $192 million, after taking into account a deferred income tax recovery of $14 million, was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023. During the year ended December 31, 2024, the accompanying Implementation Decrees, which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied, were enacted into law. As a result, the Company recorded a further impairment of $215 million on the Fekola Complex CGU. A net impairment charge of $194 million, after taking into account a deferred income tax recovery of $21 million, was recorded in the Consolidated Statement of Operations for the year ended December 31, 2024.

On August 7, 2026, the State of Mali granted the Menankoto exploitation permit B2Gold’s Malian subsidiary. The Company concluded that, although there are still further steps necessary to produce gold from the Menankoto permit area, significant uncertainty had been removed with respect to the expected timing of the production. As a result, the granting of the Menankoto exploitation permit was considered an indication of reversal of the previously recorded impairment, and the Company performed an impairment reversal test on the Fekola Complex as at September 30, 2026. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as reserves and resources, future production levels, operating and capital costs, royalties and tax rates, a long-term gold price of $3,500 per ounce, and a discount rate of 12.5% for the Fekola Complex. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the carrying value of the Fekola Complex CGU at September 30, 2026 was lower than the FVLCD and that the previously recorded impairment has reversed. The residual impairment reversal was calculated to be $253 million after reflecting the amount of depreciation that would have been recorded had the assets not been impaired. The Company recorded a net impairment reversal of $212 million in the Condensed Interim Consolidated Statement of Operations after taking into account a deferred income tax expense of $41 million.

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at September 30, 2026, included amounts for Fekola of $288 million (December 31, 2025 - $244 million), for Masbate of $16 million (December 31, 2025 – $11 million), and for Gramalote of $26 million (December 31, 2025 - $22 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ is a common financial performance measure in the gold mining industry but, as non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, this measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure, along with sales, is considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, plus an allocation of costs to by-products. The Company uses the income from silver by-product credits as a proxy for the cost to produce the silver. The tables below show a reconciliation of cash operating costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	125,485	69,327	39,651	28,242	262,705
Royalties and production taxes	65,670	1,923	11,448	3,685	82,726

Total cash costs	191,155	71,250	51,099	31,927	345,431

Gold sold (ounces)	89,718	30,894	52,885	21,521	195,018

Cash operating costs per ounce ($/ gold ounce sold)	1,399	2,244	750	1,312	1,347

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	104,448	9,127	49,632	31,947	195,154
Royalties and production taxes	76,717	380	9,963	5,725	92,785
Less pre-commercial production costs	—	(9,507)	—	—	(9,507)

Total cash costs	181,165	—	59,595	37,672	278,432

Gold sold (ounces)	137,360	7,685	64,043	40,837	249,925
Less pre-commercial production sold (ounces)	—	(7,685)	—	—	(7,685)

Gold sold from commercial production (ounces)	137,360	—	64,043	40,837	242,240

Cash operating costs per ounce ($/ gold ounce sold)	760	—	775	782	768

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	365,700	171,712	113,953	81,389	732,754
Royalties and production taxes	287,222	7,826	35,631	13,771	344,450

Total cash costs	652,922	179,538	149,584	95,160	1,077,204

Gold sold (ounces)	356,458	92,765	155,586	76,092	680,901

Cash operating costs per ounce ($/ gold ounce sold)	1,026	1,851	732	1,070	1,076

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	289,594	9,127	122,116	96,674	517,511
Royalties and production taxes	167,768	380	26,213	18,931	213,292
Less pre-commercial production costs	—	(9,507)	—	—	(9,507)

Total cash costs	457,362	—	148,329	115,605	721,296

Gold sold (ounces)	340,352	7,685	148,393	147,877	644,307
Less pre-commercial production sold (ounces)	—	(7,685)	—	—	(7,685)

Gold sold from commercial production (ounces)	340,352	—	148,393	147,877	636,622

Cash operating costs per ounce ($/ gold ounce sold)	851	—	823	654	799

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, plus an allocation of costs to by-products. The Company uses the income from silver by-product credits as a proxy for the cost to produce the silver. Cash operating costs per gold ounce produced do not include pre-commercial production from Goose. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	125,485	69,327	39,651	28,242	262,705
Inventory sales adjustment	(12,716)	5,411	953	1,708	(4,644)

Cash operating costs	112,769	74,738	40,604	29,950	258,061

Gold produced (ounces)	78,119	39,973	53,363	21,866	193,321

Cash operating costs per ounce ($/ gold ounce produced)	1,444	1,870	761	1,370	1,335

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	104,448	9,127	49,632	31,947	195,154
Inventory sales adjustment	8,880	4,965	(9,762)	2,509	6,592
Less pre-commercial production costs	—	(14,092)	—	—	(14,092)

Cash operating costs	113,328	—	39,870	34,456	187,654

Gold produced (ounces)	146,883	13,862	49,519	44,105	254,369
Less pre-commercial gold production	—	(13,862)	—	—	(13,862)

Adjusted gold produced (ounces)	146,883	—	49,519	44,105	240,507

Cash operating costs per ounce ($/ gold ounce produced)	772	—	805	781	780

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	365,700	171,712	113,953	81,389	732,754
Inventory sales adjustment	(3,662)	11,727	2,380	(1,570)	8,875

Cash operating costs	362,038	183,439	116,333	79,819	741,629

Gold produced (ounces)	311,850	95,739	157,310	69,833	634,732

Cash operating costs per ounce ($/ gold ounce produced)	1,161	1,916	740	1,143	1,168

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	289,594	9,127	122,116	96,674	517,511
Inventory sales adjustment	15,174	6,143	(2,983)	(2,083)	16,251
Less pre-commercial production costs	—	(15,270)	—	—	(15,270)

Cash operating costs	304,768	—	119,133	94,591	518,492

Gold produced (ounces)	367,049	14,554	146,626	148,346	676,575
Less pre-commercial gold production	—	(14,554)	—	—	(14,554)

Adjusted gold produced (ounces)	367,049	—	146,626	148,346	662,021

Cash operating costs per ounce ($/ gold ounce produced)	830	—	812	638	783

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units ("RSUs/DSUs/PSUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	125,485	69,327	39,651	28,242	—	262,705
Royalties and production taxes	65,670	1,923	11,448	3,685	—	82,726
Corporate administration	2,514	371	523	1,253	9,218	13,879
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	3,673	3,673
Community relations	666	230	146	656	—	1,698
Reclamation liability accretion	670	353	346	345	—	1,714
Realized gains on derivative contracts	(4,101)	—	(2,214)	(191)	—	(6,506)
Sustaining lease expenditures	2,944	199	303	1,275	447	5,168
Sustaining capital expenditures(2)	48,667	69,291	10,686	4,643	—	133,287
Sustaining mine exploration(2)	—	7,095	1,641	448	—	9,184

Total all-in sustaining costs from commercial production	242,515	148,789	62,530	40,356	13,338	507,528

Gold Sold (ounces)	89,718	30,894	52,885	21,521	—	195,018

All-in sustaining cost per ounce ($/ gold ounce sold)	2,703	4,816	1,182	1,875	—	2,602
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	48,667	72,868	12,151	10,477	144,163
Antelope development costs	—	—	—	(5,834)	(5,834)
Crusher circuit upgrades	—	(3,577)	—	—	(3,577)
Land acquisition costs	—	—	(1,465)	—	(1,465)

Sustaining capital expenditures	48,667	69,291	10,686	4,643	133,287

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	7,095	1,656	2,015	10,766
Non-sustaining exploration	—	—	(15)	(1,567)	(1,582)

Sustaining mine exploration	—	7,095	1,641	448	9,184

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	104,448	9,127	49,632	31,947	—	195,154
Royalties and production taxes	76,717	380	9,963	5,725	—	92,785
Corporate administration	4,265	—	630	1,011	9,343	15,249
Share-based payments – RSUs/DSUs/PSUs(1)	13	—	—	—	2,612	2,625
Community relations	464	10,000	91	466	—	11,021
Reclamation liability accretion	637	1,132	333	235	—	2,337
Realized losses on derivative contracts	139	—	85	13	—	237
Sustaining lease expenditures	87	—	320	1,246	359	2,012
Sustaining capital expenditures(2)	43,778	—	9,886	3,480	—	57,144
Sustaining mine exploration(2)	—	—	48	346	—	394

Total all-in sustaining costs	230,548	20,639	70,988	44,469	12,314	378,958
Less all-in sustaining costs related to pre-commercial production	—	(20,639)	—	—	—	(20,639)

Total all-in sustaining costs from commercial production	230,548	—	70,988	44,469	12,314	358,319

Gold Sold (ounces)	137,360	7,685	64,043	40,837	—	249,925
Less pre-commercial production ounces		(7,685)				(7,685)

Gold Sold from commercial production (ounces)	137,360	—	64,043	40,837	—	242,240

All-in sustaining cost per ounce ($/ gold ounce sold)	1,678	—	1,108	1,089	—	1,479
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	55,113	157,068	9,916	4,391	226,488
Fekola underground	(11,335)	—	—	—	(11,335)
Pre-production capital expenditures		(157,068)			(157,068)
Other	—	—	(30)	(911)	(941)

Sustaining capital expenditures	43,778	—	9,886	3,480	57,144

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	5,619	602	2,220	8,441
Non-sustaining exploration	—	(5,619)	(554)	(1,874)	(8,047)

Sustaining mine exploration	—	—	48	346	394

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	365,700	171,712	113,953	81,389	—	732,754
Royalties and production taxes	287,222	7,826	35,631	13,771	—	344,450
Corporate administration	11,246	1,435	1,640	3,610	31,318	49,249
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	17,804	17,804
Community relations	1,633	1,130	391	1,034	—	4,188
Reclamation liability accretion	1,987	1,080	1,018	1,013	—	5,098
Realized gains on derivative contracts	(9,457)	—	(5,762)	(504)	—	(15,723)
Sustaining lease expenditures	8,512	1,538	927	4,095	1,356	16,428
Sustaining capital expenditures(2)	135,319	183,253	40,783	10,769	—	370,124
Sustaining mine exploration(2)	—	16,858	1,716	952	—	19,526

Total all-in sustaining costs from commercial production	802,162	384,832	190,297	116,129	50,478	1,543,898

Gold Sold (ounces)	356,458	92,765	155,586	76,092	—	680,901

All-in sustaining cost per ounce ($/ gold ounce sold)	2,250	4,148	1,223	1,526	—	2,267
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	135,319	211,147	42,949	25,366	414,781
Site infrastructure construction	—	(23,116)	—	—	(23,116)
Antelope development costs	—	—	—	(14,597)	(14,597)
Crusher upgrade costs	—	(4,778)	—	—	(4,778)
Land acquisitions	—	—	(2,166)	—	(2,166)

Sustaining capital expenditures	135,319	183,253	40,783	10,769	370,124

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	16,858	2,957	4,613	24,428
Non-sustaining exploration	—	—	(1,241)	(3,661)	(4,902)

Sustaining mine exploration	—	16,858	1,716	952	19,526

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	289,594	9,127	122,116	96,674	—	517,511
Royalties and production taxes	167,768	380	26,213	18,931	—	213,292
Corporate administration	10,793	—	1,698	3,298	27,045	42,834
Share-based payments – RSUs/DSUs/PSUs(1)	43	—	—	—	10,813	10,856
Community relations	1,138	10,000	272	1,169	—	12,579
Reclamation liability accretion	1,949	1,132	1,013	744	—	4,838
Realized losses on derivative contracts	760	—	466	95	—	1,321
Sustaining lease expenditures	251	—	961	3,658	1,329	6,199
Sustaining capital expenditures(2)	126,612	—	31,466	11,694	—	169,772
Sustaining mine exploration(2)	—	—	118	1,191	—	1,309

Total all-in sustaining costs	598,908	20,639	184,323	137,454	39,187	980,511
Less all-in sustaining costs related to pre-commercial production	—	(20,639)	—	—	—	(20,639)

Total all-in sustaining costs from commercial production	598,908	—	184,323	137,454	39,187	959,872

Gold Sold (ounces)	340,352	7,685	148,393	147,877	—	644,307
Less pre-commercial production ounces	—	(7,685)	—	—	—	(7,685)

Gold Sold from commercial production (ounces)	340,352	—	148,393	147,877	—	636,622

All-in sustaining cost per ounce ($/ gold ounce sold)	1,760	—	1,242	930	—	1,508
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	172,495	395,364	35,148	12,707	615,714
Fekola underground	(45,883)	—	—	—	(45,883)
Pre-production capital expenditures	—	(395,364)	—	—	(395,364)
Other	—	—	(3,682)	(1,013)	(4,695)

Sustaining capital expenditures	126,612	—	31,466	11,694	169,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	15,941	1,553	6,433	23,927
Regional exploration	—	(15,941)	(1,435)	(5,242)	(22,618)

Sustaining mine exploration	—	—	118	1,191	1,309

Adjusted net income attributable to shareholders and adjusted earnings per share - basic

"Adjusted net income attributable to shareholders" and "adjusted earnings per share – basic" are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income attributable to shareholders as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income attributable to shareholders and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provides information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income attributable to shareholders as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$

Net income attributable to shareholders of the Company for the period:	408,898	19,313	1,026,169	231,324

Adjustments for non-recurring and significant recurring non-cash items:
Gain on sale of mining interests	—	—	(292,374)	—
Reversal of impairment on long-lived assets	(253,488)	—	(253,488)	—
Unrealized (gains) losses on derivative instruments	(39,957)	101,715	(191,969)	172,370
Write-off of plant and equipment	3,067	—	52,780	—
Loss (gain) on dilution of associate	1,916	—	(28,213)	—
Change in fair value of gold stream	(963)	28,100	(17,877)	80,406
Other cost of sales	6,018	—	21,880	—
Recoveries on insurance claims	(14,304)	—	(26,904)	—
Realized gain on total return swap	—	—	—	(7,731)
Write-down of mining interests	—	—	—	5,118
Deferred income tax expense (recovery)	71,481	30,785	180,822	(16,885)

Adjusted net income attributable to shareholders of the Company for the period	182,668	179,913	470,826	464,602

Basic weighted average number of common shares outstanding (in thousands)	1,320,959	1,324,279	1,331,076	1,321,491

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.14	0.14	0.35	0.35

Free cash flow

"Free cash flow" is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines free cash flow as cash flow provided by operating activities less capital expenditures.

Management believes that the presentation of free cash flow is appropriate to provide additional information to investors on the Company's ability to operate without reliance on additional borrowing. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to free cash flow as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$

Cash provided by operating activities	238,618	175,603	699,344	609,472

Capital expenditures
Fekola Mine	(48,667)	(55,113)	(135,319)	(172,495)
Goose Mine	(72,868)	(157,068)	(211,147)	(395,364)
Masbate Mine	(12,151)	(9,916)	(42,949)	(35,148)
Otjikoto Mine	(10,477)	(4,391)	(25,366)	(12,707)
Fekola Regional Properties	(16,220)	(5,579)	(60,519)	(13,752)
Gramalote Project	(10,424)	(11,531)	(27,450)	(23,475)
Other exploration	(19,824)	(15,738)	(44,323)	(35,212)

Total capital expenditures	(190,631)	(259,336)	(547,073)	(688,153)

Free cash flow	47,987	(83,733)	152,271	(78,681)

Cash flow from operating activities before changes in working capital

"Cash flow from operating activities before changes in working capital" is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other issuers. The Company defines cash flow from operating activities before changes in working capital as cash flow provided by operating activities adjusted to add back or remove changes in non-cash working capital, changes in long-term inventory and changes in long-term value added tax receivables.

Management believes that the presentation of cash flow from operating activities before changes in working capital is appropriate to provide additional information to investors on the Company's ability cash flow from its operations without the impact of timing differences from changes in short-term and long-term non-cash working capital items. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to cash flow provided by operating activities as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$

Cash provided by operating activities	238,618	175,603	699,344	609,472

Changes in non-cash working capital	16,954	(70,929)	(12,589)	(84,951)
Changes in long-term inventory	108,015	60,883	138,239	102,166
Changes in long-term value added tax receivables	23,742	18,556	42,615	102,336

Cash flow from operating activities before changes in working capital	387,329	184,113	867,609	729,023

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2026	2026	2026	2025	2025	2025	2025	2024

Gold revenue ($ in thousands)	836,466	789,354	1,158,655	1,053,977	782,948	692,206	532,107	499,788
Net income (loss) for the period ($ in thousands)	413,571	419,620	205,550	180,259	23,123	160,753	62,564	(9,325)
Earnings (loss) per share (1) – basic ($)	0.31	0.31	0.15	0.13	0.01	0.12	0.04	(0.01)
Earnings (loss) per share (1) – diluted ($)	0.28	0.29	0.14	0.11	0.01	0.10	0.04	(0.01)
Cash flows provided (used) by operating activities ($ in thousands)	238,618	(78,755)	539,481	286,364	175,140	255,544	178,788	120,544
Gold sold including pre-commercial production from Goose (ounces)	195,018	209,537	276,346	283,490	249,925	210,384	183,998	187,793
Average realized gold price ($/ ounce)	4,289	3,767	4,193	3,718	3,133	3,290	2,892	2,661
Gold produced (ounces)	193,321	203,648	237,763	303,029	240,507	228,762	192,752	186,001
Gold produced, total including Goose pre-commercial production (ounces)	193,321	203,648	237,763	303,029	254,369	229,454	192,752	186,001
Production costs ($ in thousands)	262,705	236,211	233,838	227,935	195,154	160,363	161,994	181,376
(1) Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price, while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital. Quarterly gold revenue and production costs for the second half of 2025 and the first nine months of 2026 include the results of Goose, including any sales of pre-commercial production. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges, where applicable. The net loss in the fourth quarter of 2024 reflects the retroactive application of the additional 10% priority dividend at Fekola resulting in an additional current income tax expense of $13 million. The net income in the second quarter of 2026 reflects a gain on sale of mining interests of $292 million due to the sale of the Finland Properties and a loss on write-off of plant and equipment of $50 million due to the fire at Goose. Net income in the third quarter of 2026 reflects an impairment reversal on Fekola of $212 million, net of deferred tax.

SUMMARY AND OUTLOOK

Consolidated gold production was 634,732 ounces in the first nine months of 2026. Strong year-to-date production from Masbate and Otjikoto, and lower royalty costs at Fekola, helped drive lower than expected consolidated cash operating costs and all-in sustaining costs.

At the Fekola Mine, the Company remains focused on efficient operations at both the Fekola and Cardinal open-pits and Fekola underground. In the third quarter of 2026, open pit activities at Fekola transitioned to waste stripping in Phase 8. This large waste mining campaign will continue through the majority of 2027. The issuance of the Menankoto exploitation permit by the State of Mali during the third quarter, which together with the Dandoko exploration permit forms Fekola Regional, unlocks one of the Company's most important near-term growth opportunities. With the Menankoto exploitation permit now received, mining pre-stripping activities commenced in October and ore is expected to be delivered to the Fekola process plant in the first quarter of 2027, upon completion of the toll milling agreement. Fekola Regional is expected to ramp up operations through the end of 2027, and produce in excess of 150,000 ounces of gold per year from 2028 through the mid-2030’s.

At Goose, remediation repairs as a result of the crushing circuit fire have been completed along with Phase 1 of the planned Goose fixed crushing circuit upgrades. Mill throughput is now averaging 3,200 tpd and is expected to remain at those levels until mid-year 2027, at which time the Company expects to complete Phase 2 upgrades in order that the Goose mill operates at an average of 4,000 tonnes per day. B2Gold continues to target gold production of 300,000 ounces of gold per year over the medium-term.

At Masbate, strong gold production results from the first nine months of 2026 are expected to continue through the remainder of the year. As a result, the Company is lowering its 2026 cash operating cost and all-in sustaining cost guidance for Masbate. Ongoing exploration, permitting and mine planning work is underway to evaluate additional opportunities for mine life extensions at current gold prices.

Similarly, at Otjikoto strong gold production results from the first nine months of 2026 are expected to continue throughout the remainder of the year. As a result, the Company is lowering its 2026 all-in sustaining cost guidance for Otjikoto. Work progressed during the quarter at Antelope, four kilometres southwest of Otjikoto, where surface and underground infrastructure is being established to support the development phase of the Antelope deposit.

The Company is well placed to complete its planned capital and exploration activities for 2026, manage its financial commitments and continue to return capital to its shareholders. In addition to paying a dividend at a yield consistent with its peer group, the Company has continued to repurchase shares under its NCIB. The Company has repurchased 41 million shares to date in 2026 for a total of $205 million in cash and expects to repurchase further shares as the year progresses.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

OUTSTANDING SHARE DATA

As at November 4, 2026, 1,317,220,545 common shares were outstanding. The Notes, if converted, would result in the issuance of approximately 145 million shares. In addition, the Company had approximately 20 million stock options, approximately 4 million RSUs and approximately 6 million PSUs outstanding at November 4, 2026. The number of shares issued upon the vesting of PSUs could vary from 0% to 200% of the number of PSUs depending on the achievement of certain performance criteria, all other stock-based compensation converts at a 1:1 ratio.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” (including financial outlook) and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; revised all-in sustaining costs of between $2,230 and $2,410 per ounce; 2026 production guidance for Goose expected to be between 170,000 and 200,000 ounces of gold at cash operating costs of between $1,610 and $1,810 per gold ounce produced and all-in sustaining costs of between $2,670 and $2,970 per gold ounce; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year over the medium-term; the timeline and cost for repairs of the Goose crushing circuit damaged by the fire and the interim ability to utilize mobile crushers to maintain the planned production profile; the second phase of the crushing circuit upgrades being completed in the first half of 2027 and the costs associated therewith; upon completion of the second phase of the crusher circuit upgrades, the potential for crushing capacity to be increased to an average of 4,000 tpd by the end of the first half of 2027; 2026 Fekola Complex production guidance expected to be between 390,000 and 420,000 ounces of gold at cash operating costs of between $1,060 and $1,160 per gold ounce produced also remains unchanged and revised Fekola all-in sustaining costs guidance to $2,350 to $2,500 per gold ounce sold; Fekola Regional contributing in excess of 150,000 ounces starting in 2028; 2026 production guidance for Otjikoto expected to be between 80,000 to 100,000 ounces of gold at cash operating costs of between $1,200 and $1,300 per gold ounce produced and revised all-in sustaining costs of $1,630 to $1,780 per gold ounce sold; delivery of ore to the Fekola process plant in the first quarter of 2027; 2026 production guidance for Masbate expecting to be between 180,000 and 200,000 ounces of gold at revised cash operating costs guidance to $800 to $900 per gold ounce produced and revised all-in sustaining costs of $1,250 to $1,400 per gold ounce sold; the receipt of the required permit amendments for Gramalote and the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. Any financial outlook in this MD&A is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information about B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and

“mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.